SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Array BioPharma Inc. (“Array”) with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, relating to the tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than Excluded Shares and Converted Shares (each as defined in the Merger Agreement, dated as of June 14, 2019, among Array, Pfizer and Purchaser) of Array for a purchase price of $48.00 per Share in cash, net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added as a new paragraph at the end of the subsection entitled “Regulatory Approvals—Antitrust in the United States” on page 43 of this Schedule 14D-9:

At 11:59 p.m., Eastern Time, on July 26, 2019 the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the portion of the conditions to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019	Array BioPharma Inc.

	By:	/s/ Ron Squarer
	Name:	Ron Squarer
	Title:	Chief Executive Officer